AMENDMENT TO BUSINESS COMBINATION AGREEMENT

THIS AMENDMENT is made this 10th day of September, 2018

WHEREAS:

A.

The Flowr Corporation (“Flowr”), a corporation incorporated under the laws of the Province of Ontario, The Needle Capital Corp. (“Needle”), a corporation incorporated under the laws of the Province of Alberta and 2652253 Ontario Inc. (“Subco”), a corporation incorporated under the laws of the Province of Ontario (each a “Party” and collectively, the “Parties”), entered into a business combination agreement dated August 27, 2018 (the “Business Combination Agreement”).

B.	The Parties have agreed to amend certain terms of the Business Combination Agreement as more particularly set our herein.

C.	Any capitalized terms used in this Amendment but not otherwise defined herein shall have the same meaning as ascribed thereto in the Business Combination Agreement.

NOW THEREFORE, for good and valuable consideration, the receipt and sufficiency of which is acknowledged by each Party, the Parties agree to amend the Business Combination Agreement as follows:

1.	Except as specifically amended herein, all other terms of the Business Combination Agreement remain in full force and effect unamended as of the date hereof.

2.	The date referenced in the definition of “Completion Deadline” in Section 1.1, being September 10, 2018, is deleted and replaced with “November 1, 2018.”

3.	The definition of “Consolidation Ratio” in Section 1.1 is deleted in its entirety and replaced with the following:

““Consolidation Ratio” means the ratio for the Consolidation, being one (1) post-Consolidation Needle Share for every thirteen (13) pre-Consolidation Needle Shares;”

4.	Section (b) of the definition of “Resulting Issuer Plan Options” in Section 1.1 is deleted in its entirety and replaced with the following:

“…(b) the 55,384 Needle Options following the completion of the Business Combination, each of which will be exercisable to acquire one (1) Resulting Issuer Share at an exercise price of $1.30 per share and having an expiry date of September 18, 2022;”

5.	Section 2.1(d) is deleted in its entirety and replaced with the following:

“Following the receipt of shareholder approvals at the Flowr Meeting and the Needle Meeting and the completion of the Financing, and immediately prior to the filing of the Articles of Amalgamation, Needle shall file articles of amendment to effect the Consolidation, following which Needle will have 553,846 Needle Shares issued and outstanding, the Needle Options will then be exercisable to acquire 55,384 Needle Shares at a price of $1.30 per share and the Needle Agent’s Warrants will then be exercisable to acquire 23,077 Needle Shares at a price of $1.30 per share. No fractional post-Consolidation Needle Shares will be delivered to any Needle Shareholder otherwise entitled thereto and instead the number of post-Consolidation Needle Shares to be issued to each former Needle Shareholder will be rounded down to the nearest whole number;”

6.	The price referenced in Section 2.1(f)(ii), being $0.15, is deleted and replaced with “$0.20”.

7.	The date referenced in Section 2.2, being September 7, 2018, is deleted and replaced with “September 30, 2018.”

8.	Section 5.1(iii) is deleted in its entirety and replaced with the following:

“issue, grant, sell or pledge or agree to issue, grant, sell or pledge any shares, or securities convertible into or exchangeable or exercisable for, or otherwise evidencing a right to acquire shares other than, in the case of Needle, (A) the issuance of Needle Shares upon the exercise of any Needle Options and (B) the issuance of Needle Shares upon the exercise of any Needle Agent’s Warrants and, in the case of Flowr: (A) in connection with the Financing; (B) the issuance of Flowr Shares upon the exercise of any Flowr Convertible Securities; and (C) the issuance of Flowr Shares upon the conversion of the Flowr ULC Class A Shares;”

9.	Governing Law

This Amendment will be governed by and interpreted in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable therein.

10.	Amendment

No modification of this Amendment will be binding upon the parties unless the same is in writing and signed by the Parties hereto.

11.	Enurement

This Amendment will enure to the benefit of and be binding upon the Parties and their respective heirs, executors, administrators, successors and assigns.

12.	Conflict

In the event of a conflict between the provisions of this Amendment and the Business Combination Agreement, the Parties agree that the provisions of this Amendment shall at all times prevail.

13.	Counterparts

This Amendment may be executed and delivered in separate counterparts and delivered by one party to the other by facsimile or .pdf, each of which when so executed and delivered shall be deemed an original and all such executed counterparts shall together constitute one and the same agreement.

[Signature page follows]

IN WITNESS WHEREOF, the Parties have caused this Amendment to be executed as of the date first written above.

THE FLOWR CORPORATION

Per:	“Alexander Dann”
	Name:	Alexander Dann
	Title:	CFO

THE NEEDLE CAPITAL CORP.

Per:	“Daniel Lanskey”
	Name:	Daniel Lanskey
	Title:	Chairman

2652253 ONTARIO INC.

Per:	“Robb McNaughton”
	Name:	Robb McNaughton
	Title:	Director

Signature Page to Amendment to Business Combination Agreement